UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 or 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2014

Commission File Number: 001-14946

CEMEX, S.A.B. de C.V.

(Translation of Registrant’s name into English)

Avenida Ricardo Margáin Zozaya #325, Colonia Valle del Campestre

Garza García, Nuevo León, México 66265

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   X          Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Contents

1.	Consolidated audited financial statements of CEMEX, S.A.B. de C.V. (“CEMEX”) (NYSE:CX) and its subsidiaries as of December 31, 2013 and 2012 and for the years ended December 31, 2013, 2012 and 2011 (such financial statements remain subject to the approval of CEMEX’s shareholders at the Ordinary General Shareholders Meeting to be held on March 20, 2014).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, CEMEX, S.A.B. de C.V. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CEMEX, S.A.B. de C.V.
(Registrant)

Date:	March 3, 2014	By:	/s/ Rafael Garza
Name: Rafael Garza
Title: Chief Comptroller

EXHIBIT INDEX

EXHIBIT NO.	DESCRIPTION

1.	Consolidated audited financial statements of CEMEX, S.A.B. de C.V. (“CEMEX”) (NYSE:CX) and its subsidiaries as of December 31, 2013 and 2012 and for the years ended December 31, 2013, 2012 and 2011 (such financial statements remain subject to the approval of CEMEX’s shareholders at the Ordinary General Shareholders Meeting to be held on March 20, 2014).